UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )1

DineEquity, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

254423106

(CUSIP Number)

Erin Ross

Scout Capital Management, L.L.C.

Managing Director

General Counsel & Chief Compliance Officer

317 University Avenue

Palo Alto, CA 94301

(650) 485-4110

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 3, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 254423106	Page 2 of 9

1	Names of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Scout Capital Management, L.L.C.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 1,280,321
	9	Sole dispositive power
	10	Shared dispositive power 1,280,321
11	Aggregate amount beneficially owned by each reporting person 1,280,321
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 6.6%
14	Type of reporting person* IA

* SEE INSTRUCTION BEFORE FILLING OUT

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CUSIP No. 254423106	Page 3 of 9

1	Names of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Adam Weiss
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 1,280,321
	9	Sole dispositive power
	10	Shared dispositive power 1,280,321
11	Aggregate amount beneficially owned by each reporting person 1,280,321
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 6.6%
14	Type of reporting person* IN

* SEE INSTRUCTION BEFORE FILLING OUT

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1	Names of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James Crichton
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 1,280,321
	9	Sole dispositive power
	10	Shared dispositive power 1,280,321
11	Aggregate amount beneficially owned by each reporting person 1,280,321
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)* ☐
13	Percent of class represented by amount in Row (11) 6.6%
14	Type of reporting person* IN

* SEE INSTRUCTION BEFORE FILLING OUT

13D

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Item 1.	Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, par value $0.01 per share (the “Common Shares”), of DineEquity, Inc., a Delaware corporation (the “Issuer”), with principal offices at 450 North Brand Boulevard, Glendale, California, 91203-2306.

Item 2.	Identity and Background

(a) Name of Person Filing

This statement is filed by:

(i)	Scout Capital Management, L.L.C., a Delaware limited liability company (“Scout Capital Management”), which serves as investment manager to Scout Capital Partners II, L.P. and Scout Capital Long Term, L.P., each a Delaware limited partnership, and Scout Capital Master Fund, Ltd. and Scout Capital Long Term Master, Ltd., each a Cayman Islands exempted company (collectively, the “Funds”), with respect to the Common Shares directly owned by the Funds;

(ii)	Adam Weiss (“Mr. Weiss”), a Managing Member of Scout Capital Management, with respect to the Common Shares directly owned by the Funds; and

(iii)	James Crichton (“Mr. Crichton”), a Managing Member of Scout Capital Management, with respect to the Common Shares directly owned by the Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) Address of Principal Business Office, or, if none, Residence

The address of the principal business office of Scout Capital Management and Mr. Crichton is 640 Fifth Avenue, 22nd Floor, New York, New York 10019. The address of the principal business office of Mr. Weiss is 317 University Avenue, Palo Alto, California 94301.

(c) Principal Occupation or Employment

The principal business of Scout Capital Management, a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, is to invest funds on a discretionary basis on behalf of the Funds. The principal occupation of each of Mr. Weiss and Mr. Crichton is to act as a Managing Member of Scout Capital Management.

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(d) Criminal Convictions

None of Scout Capital Management, Mr. Weiss or Mr. Crichton, or to their knowledge any of the executive officers of Scout Capital Management, has, in the last five years, been the subject of a criminal conviction (excluding traffic violations or similar misdemeanors).

(e) Civil Proceedings

None of Scout Capital Management, Mr. Weiss or Mr. Crichton, or to their knowledge any of the executive officers of Scout Capital Management, has, in the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship

Scout Capital Management is a Delaware limited liability company. Mr. Weiss and Mr. Crichton are citizens of the United States. The Chief Financial Officer of Scout Capital Management is a citizen of the United Kingdom. The other executive officers of Scout Capital Management are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 1,280,321 Common Shares by virtue of their investment and voting discretion with respect to Common Shares purchased for the account of the Funds. The net investment cost of the Common Shares purchased by the Reporting Persons on behalf of the Funds was $75,546,156, including brokers’ commissions. The funds used to acquire the Common Shares reported in this Schedule 13D were from the working capital of the Funds and through margin borrowing pursuant to margin accounts in which the Funds hold the Common Shares.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Common Shares on behalf of the Funds for investment purposes. The Reporting Persons have engaged and expect to continue to engage in discussions with senior management of the Issuer with respect to the Issuer’s optimal capital structure, debt refinancing, timing and magnitude of share repurchases, management compensation metrics and merger and acquisition strategies, among other matters. The Reporting Persons may have engaged, or may in the future also engage, in discussions with management, the board of directors, other stockholders of the Issuer and other relevant parties concerning the business, management, operations, assets, financial condition, governance, strategy and future plans of the Issuer in addition to those more specific matters addressed in the previous sentence, which discussions may include proposing or considering one or more of the actions described in subparagraphs (a) – (j) of Item 4 of Schedule 13D. There can be no assurance as to the outcome of any of the discussions referred to in this Schedule 13D.

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The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, the Issuer’s response to the matters to be discussed with the Reporting Persons, actions taken by management and the Board of Directors, price levels of the Common Shares, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, conditions in the securities and capital markets and general economic and industry conditions, the Reporting Persons may, from time to time and at any time in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional Common Shares or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in this Item 4 of Schedule 13D.

The Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Item 5.	Interest in Securities of the Issuer

(a-b) The aggregate number and percentage of Common Shares to which this Schedule 13D relates is 1,280,321 Common Shares, constituting approximately 6.6% of the Common Shares outstanding, based upon 19,352,009 Common Shares outstanding as of April 26, 2013, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013. The Reporting Persons may be deemed to beneficially own the Common Shares purchased for the account of the Funds, as set forth in Items 7 through 11 on their respective cover pages of this Schedule 13D.

Each of Scout Capital Partners II, L.P., Scout Capital Long Term, L.P., Scout Capital Master Fund, Ltd. and Scout Capital Long Term Master, Ltd. directly owns, and with Scout Capital Management as their investment manager, has shared power to vote or dispose of, or to direct the voting or disposition of, the following amounts of Common Shares, respectively: 245,084, 264,818, 629,564 and 140,855. Scout Capital, L.L.C., a Delaware limited liability company (the “General Partner”), as the general partner of Scout Capital Partners II, L.P. and Scout Capital Long Term, L.P., may be deemed to beneficially own, and have shared power to vote or dispose of, or to direct the voting or disposition of, the 509,902 Common Shares directly owned by such Funds. The General Partner and Scout Capital Management are owned and controlled by Mr. Crichton and Mr. Weiss.

The executive officers of Scout Capital Management do not individually own any Common Shares.

(c) A list of the transactions in the Issuer’s Common Shares that were effected by Scout Capital Management on behalf of the Funds during the past 60 days is attached as Exhibit 2 hereto and is incorporated herein by reference. All of the transactions listed on Exhibit 2 were effected in the open market, including through the facilities of alternative trading systems.

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(d) Other than the Reporting Persons, the General Partner and the Funds identified above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for (a) the joint filing agreement between and among the Reporting Persons attached hereto as Exhibit 1 and (b) the investment discretion and voting authority described in Items 2 and 5 of this Schedule 13D and provided for in the respective partnership agreements and investment management agreements of the Funds, each of which contains provisions whereby Scout Capital Management or the General Partner may, after certain adjustments, receive a percentage of realized or unrealized profits, if any, derived from that Fund’s investments, to the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The Reporting Persons may, and reserve the right to, enter into financial instruments or other agreements that increase or decrease the Funds’ economic exposure with respect to their investment in the Issuer; or engage in hedging or similar transactions with respect to such holdings.

Item 7.	Material to Be Filed as Exhibits

1.	Joint Filing Agreement of the Reporting Persons

2.	List of Transactions in Issuer’s Common Shares Effected by the Reporting Persons in the Last 60 Days.

3.	Power of Attorney Executed by Adam Weiss

4.	Power of Attorney Executed by James Crichton

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 13, 2013
Date

SCOUT CAPITAL MANAGEMENT, L.L.C.

By: Name: Title:	/s/ James Crichton James Crichton Managing Member

ADAM WEISS /s/ Adam Weiss JAMES CRICHTON /s/ James Crichton

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)